Exhibit 3.1(i)  Amended and Restated Articles of Incorporation

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

BEAR LAKE RECREATION, INC.

ARTICLE I

Name: The name of the corporation is “Bear Lake Recreation, Inc.” (the “Corporation”).

ARTICLE II

Period of Duration: The period of duration of the Corporation is perpetual.

ARTICLE III

Purposes and Powers: The purpose for which the Corporation is organized is to engage in any and all lawful business.

ARTICLE IV

Capitalization: The amount of total authorized capital stock of the Corporation Shall be:

A.	Fifty Million (50,000,000) shares of common voting stock with a par value of one mil ($0.001) per share.

B.

Five Million (5,000,000) shares of preferred stock with a par value of one mil ($0.001) per share. The Board of Directors has the right to set the series, classes, rights, privileges and preferences of the preferred stock or any class or series thereof, by amendment hereto, without shareholder approval.

All stock of the Corporation shall not be liable for further call or assessment. The authorized shares shall be issued at the discretion of the Board of Directors of the Corporation.

ARTICLE V

Directors: The Corporation shall be governed by a Board of Directors consisting of no less than one director.

ARTICLE VI

Control Share Acquisitions: The provisions of NRS 78.378 to 78.3793, inclusive, are not applicable to the Corporation.

ARTICLE VII

Indemnification: The Corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnify under said law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the By-Laws or any agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of any such person.

ARTICLE VIII

AMENDMENTS: The Board of Directors, without the approval of the shareholders, may amend the Articles of Incorporation to change the name of the Corporation to any name that conforms with any business or industry that the Board of Directors determines that the Corporation should engage in or which conforms with the name or names of any properties, businesses or companies acquired by the Corporation.

ARTICLE IX

RE-CAPITALIZATIONS AFFECTING OUTSTANDING SECURITIES: The Board of Directors, without the approval of the shareholders, may adopt any re- capitalization affecting the outstanding securities of the Corporation by effecting a forward or reverse split of all of the outstanding securities of the Corporation, with appropriate adjustments to the Corporation’s capital accounts, provided that the re-capitalization does not require any change in the Articles of Incorporation of the Corporation.

IN WITNESS WHEREOF, by order of the Board of Directors, the President has signed these Amended and Restated Articles of Incorporation under penalty of perjury this 10 day of March, 2006 with an effective date of April 10, 2006.

/s/Wayne Bassham

Wayne Bassham, President